VEON publishes Q3 2022 trading update Strong revenue performance gaining market share as countries execute digital operator strategy Amsterdam, 3 November 2022 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, announces a trading update for the third quarter and nine months ended 30 September 2022, including selected financial and operating results: In 3Q22, VEON recorded USD 2,077 million in total revenues, representing +3.6% YoY growth in reported currency (+3.4% YoY in local currency). Service revenues saw a +7.9% YoY increase in reported currency (+7.8% YoY in local currency) and reached USD 1,968 million. EBITDA of USD 889 million was flat YoY both in reported currency (0.0% YoY) and local currency (+0.7% YoY). Capex of USD 404 million was 6.0% higher than in 3Q21, whilst capex intensity was 3.6 p.p. lower than last year (21.6%). Total cash and cash equivalents were USD 3.3 billion, with USD 2.6 billion held at the HQ level. Commenting on the results, Kaan Terzioğlu said: “In the third quarter we demonstrated once again the resilience of VEON Group, as our focus on 4G penetration and the digital operator strategy continued to deliver growth despite unprecedented macroeconomic and geopolitical challenges. This quarter, 4G users saw a 15.1% year-over-year increase, reaching 52.7% of our customer base, moving closer to our target of 70% 4G penetration. Growth in subscribers, higher 4G penetration and an expanded portfolio of digital services are driving solid revenue performance across our countries, while inflationary pricing and good cost management have enabled us to withstand tough headwinds, such as rising energy costs, changing tax regimes, natural disasters in Pakistan and the humanitarian crisis in Ukraine. We continue to focus on our core priorities of protecting our people and delivering the essential humanitarian services of communication and connectivity. In line with our commitment to ensuring the long-term stability of the business, we have also further strengthened our liquidity position, with USD 3.3 billion in cash at the end of 3Q22, of which USD 2.6 billion was held at HQ level.“ 3Q 2022 highlights: • Revenue of USD 2,077 million, +3.6% YoY (+3.4% YoY in local currency) • Service revenue of 1,968 million, +7.9% YoY (+7.8% YoY in local currency) • EBITDA of USD 889 million, 0.0% YoY (+0.7% YoY in local currency) • Capex of USD 404 million, capex intensity -3.6p.p. YoY • Net debt / EBITDA of 2.41x versus 2.51x in 3Q21 • Total cash and cash equivalents of USD 3.3 billion, with USD 2.6 billion at Headquarters • 203 million mobile subscribers, up 0.8% YoY • 107 million 4G users, up 15.1% YoY, with 52.7% penetration of customer base For 3Q22, VEON reported revenue growth in both reported and local currency, as well as stronger liquidity, with Group cash and cash equivalents of USD 3.3 billion as of 30 September 2022.

Group revenues increased by 3.6% YoY in reported currency terms (+3.4% in local currency). Growth in service revenues, up 7.9% in reported currency terms (+7.8% in local currency), was a key driver of the Group’s strong revenue performance. Non telecom related revenues in Russia continued to decline and constituted 7.9% of total Group reported revenue in 3Q22 versus 10.4% in 3Q21. In 3Q22, Group EBITDA was flat YoY in reported currency terms (+0.7% in local currency), with Group EBITDA margin of 42.8% (-1.5 p.p. YoY). To protect the profitability margins of the business, we remain focused on implementing planned cost-efficiency measures across the Group and on implementing inflationary pricing. Group EBITDA YoY performance was impacted by a number of extraordinary non-recurring items in 3Q22 and in 3Q21, as noted in the Country Performance section. Excluding these one-off items, Group EBITDA increased 1.9% YoY in local currency. In 3Q22, we reported growth of 0.8% YoY in our subscriber base. The Group continued to focus on the overall customer experience in our 4G networks. This supported the 15.1% YoY increase in our 4G users, which reached 107.1 million, with 14.1 million users added over the previous 12 months. 4G subscribers now account for 52.7% of our total subscriber base, up 6.5 p.p. from a year ago. On the back of our growing 4G penetration, we have been able to expand our digital operator offerings across our operations. This has driven the growth of our multiplay customer base (+24.5% YoY), which reached 33.4 million during 3Q22. Multiplay customer ARPU is 4.3 times higher and churn is 2.4 times lower than single play voice-only customers. Our financial services business in Pakistan, JazzCash, ended the quarter with 16.7 million MAUs, an increase of 20.0% YoY. In Bangladesh, our streaming business, Toffee, achieved the 7.0 million MAUs milestone (+11.0% YoY) with 3.3 million average daily users (+55.1% YoY) in 3Q22. Group capex was USD 404 million, driven in particular by increased network investment in Ukraine, Kazakhstan, Bangladesh and Uzbekistan, in line with our growth strategy. At 21.6%, capex intensity continues to decrease (-3.6 p.p. YoY). We closed the quarter with total cash of USD 3.3 billion, including USD 2.6 billion at the HQ level. Our operations are largely self-funding and do not require financing from the HQ to fund their operations, including capex. In Ukraine, the team continued to keep the country connected, with around 90% of our radio network operational at quarter end. However, recent damage to Ukrainian power infrastructure has had an impact on network availability. Kyivstar’s revenues were up 5.2% in local currency (-18.8% YoY in reported currency) as the weakness in the Ukrainian hryvnia negatively impacted reported growth rates. Kyivstar’s 4G customer base grew 4.7% YoY, and our customers consumed more data, with usage rising 29.7% YoY. EBITDA was down 10.7% YoY in local currency (-31.1% in reported currency) in 3Q22. EBITDA performance was impacted by the change in revenue mix impacting margins, operational cost pressures, indexation of frequency fees, and by charitable donations and the staff care program, as Kyivstar continues to support its employees and the community. Russia reported a 3Q22 revenue decrease of 6.1% YoY in local currency (+16.1% YoY in reported currency). Revenue was impacted by a 58.5% decline in equipment revenue due to lower device sales, while the YoY strength of the Russian ruble supported the growth in reported financial performance. 3Q22 mobile service revenue was up 2.1% YoY in local currency, as the continued growth in the 4G customer base drove mobile data revenue higher by 7.5% YoY in local currency. In Russia, EBITDA increased 7.3% in local currency (+32.7% YoY in reported currency). This marks the sixth consecutive quarter of EBITDA YoY growth in local currency. Pakistan revenues increased 12.0% YoY in local currency (-17.1% YoY in reported currency), driven by strong growth in data revenue, despite the negative impact of the increase in withholding tax from 10% to 15% on 16 January 2022 and the further reduction in mobile termination rates in 2H22. The Jazz team continued to deliver balanced growth in subscriber base (+5.0% YoY) and ARPU (+4.3% YoY) in 3Q22. The weakness in the Pakistani rupee negatively impacted financial performance in reported currency. EBITDA in Pakistan declined 6.8% in local currency (-30.8%YoY in reported currency). In Kazakhstan, revenues increased 23.1% YoY in local currency (+10.3% in reported currency), another quarter of strong growth supported by further expansion of our mobile customer base (+7.3% YoY), higher data usage (+18.8% YoY) and inflationary pricing of tariffs. This was the sixth consecutive quarter of local-currency revenue YoY growth in excess of 20%, while Beeline reached 69% 4G penetration in the customer base (+7.0 p.p. YoY). EBITDA increased 9.2% in local currency terms (-2.2% in reported currency). In Bangladesh, Banglalink’s revenues increased 11.6% YoY in local currency (-1.4% YoY in reported currency). This was the second quarter of double-digit local currency revenue growth. Banglalink’s execution of its digital operator strategy, 4G focus and nation-wide expansion continues to deliver results, increasing the number of data and, in particular, 4G users, driving growth in data consumption. Banglalink demonstrated balanced expansion of its subscriber base (+6.4% YoY) and ARPU (+5.4% YoY) in 3Q22. EBITDA decreased 2.1% in local currency (-13.4% in reported currency). In Uzbekistan, revenues increased 22.4% YoY in local currency (+19.2% in reported currency), a fifth consecutive quarter of double-digit local-currency revenue growth and a third consecutive quarter of local-currency revenue growth above 20%. This was driven by a 35% YoY expansion in the 4G subscriber base, and a solid increase in data revenues, which were 40.0% higher YoY. EBITDA in Uzbekistan increased 7.9% in local currency (+5.0% in reported currency). Key recent developments: • VEON Ltd. announces it is conducting a sales process for its Russian operations. On 2 November 2022, VEON announced that it is conducting a competitive sales process in relation to its Russian operations, while exploring options in an effort to ensure that an optimal outcome is achieved for all relevant stakeholders, including VEON, its Russian operations, its shareholders, its creditors, its customers and its employees working both in and outside of Russia. • VEON appoints Matthieu Galvani as Chief Corporate Affairs Officer. On 17 October 2022, VEON announced the appointment of Matthieu Galvani as Chief Corporate Affairs Officer. Galvani is responsible for VEON’s corporate affairs strategy and public profile, working across all aspects of government relations and communications, as well as leading VEON’s environmental, social and governance initiatives. He reports to VEON Group CEO Kaan Terzioglu and joined the Group Executive Committee. • Invitation to holders of 2023 Notes to contact VEON Ltd. On 14 October 2022, VEON announced that it would like to identify beneficial holders of interests in the 5.950% USD- denominated notes due February 2023 and the 7.250% USD-denominated notes due April 2023 of VEON’s subsidiary VEON Holdings B.V. (collectively the “2023 Notes”) with a view to commencing discussions with such holders. Holders of the 2023 Notes were therefore invited to contact VEON Ltd. at their earliest convenience.

VEON Ltd. is unable to engage with any holders of 2023 Notes who are designated or otherwise subject to asset freezes or equivalent blocking restrictions under EU, UK, US or other applicable sanctions regimes. Accordingly, such holders should not contact VEON Ltd. • NASDAQ grants VEON extension until 3 April 2023 to comply with minimum share price requirement. On 5 October 2022, VEON announced that the Listing Qualifications Department of The Nasdaq Stock Market ("Nasdaq") had granted VEON an additional 180 calendar day grace period to comply with the minimum share price requirement. • VEON Group CEO share award. On 23 September 2022, VEON announced a share award to Group CEO Kaan Terzioglu. The award of 5,231,771 shares were issued with a grant date of 1 October 2022. The first 1,569,531 shares vested on the grant date of 1 October 2022 and the balance of 3,662,240 shares will vest on 1 September 2023. • Kyivstar invests in Helsi, sets out to provide digital health services for Ukraine. On 16 August 2022, VEON announced that its subsidiary in Ukraine, Kyivstar, plans to launch a national digital health service that will be available to all Ukrainians as part of the country’s Digital Ukraine strategy. Kyivstar invested in Helsi Ukraine, the country’s largest medical information system and leading digital healthcare providers. • VEON completes the sale of Djezzy, receiving USD 682 million. On 5 August 2022, VEON announced that it had received approximately USD 682 million following the completion of the sale of its stake in Djezzy Algeria. This transaction follows VEON’s previously announced strategy to streamline its portfolio. Additional information View the full 3Q22 trading update View 3Q22 trading update presentation About VEON VEON is a global digital operator that provides converged connectivity and online services to over 200 million customers in seven high-growth markets. We are transforming people’s lives, empowering individuals, creating opportunities for greater digital inclusion and driving economic growth across countries that are home to more than 8% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Notice to reader: impact of conflict The ongoing conflict between Russia and Ukraine and the sanctions imposed by the United States, member states of the European Union, the European Union itself, the United Kingdom, Ukraine and certain other nations, counter-sanctions by Russia and other legal and regulatory responses, as well as responses by our service providers, partners, suppliers and other counterparties, and the consequences of all of the foregoing have impacted and, if the conflict, sanctions and such responses continue or escalate, may significantly impact our results and aspects of our operations in Russia and Ukraine, and may significantly affect our results and aspects of our operations in the other countries in which we operate. We are closely monitoring events in Russia and Ukraine, as well as the possibility of the imposition of further sanctions in connection with the ongoing conflict between Russia and Ukraine and any resulting further rise in tensions between Russia and the United States, the United

Kingdom and/or the European Union. We hope that there will be a peaceful and amicable resolution and are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services. The broad nature of the financial sanctions targeted at the Russian financial system, including several banks that have historically provided funding to the Company, the comprehensive sanctions on investment and vendors in Russia and the ongoing conflict between Russia and Ukraine may have a material impact on the Company’s operations and business plans in Russia and Ukraine. Over the next few months, we will be undertaking our annual assessment as required by IFRS to determine the potential need for further impairment charges, which is not as of yet determinable due to a number of factors, including the fluidity of the current situation and our ability to obtain relevant data required to build a business plan given the ongoing conflict and associated uncertainties. We may report significant impairment charges with respect to assets in Ukraine, Russia and/or other operating companies for the nine-months ended 30 September 2022. However, we are still gathering the necessary data and we are not able at this time to estimate the amount or range of this potential impairment charge to the income statement. Such an impairment charge, if any, would have no impact on the Company’s cash flow. It is possible further impairment charges may rise to such a level on an accounting basis as to require additional analysis of true asset values in order to determine the true value of assets to be compared to liabilities as outlined in the provisions of our debt agreements. Disclaimer VEON’s results presented in this trading update are, unless otherwise stated, based on IFRS and have not been externally reviewed and audited. The financial information included in this trading update is preliminary and is based on a number of assumptions that are subject to inherent uncertainties and subject to change. The financial information presented herein is based on internal management accounts, is the responsibility of management and is subject to financial closing procedures which have not yet been completed and has not been audited, reviewed or verified. Certain amounts and percentages that appear in this trading update have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the current period or any future period. This trading update contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans; anticipated performance, including VEON’s ability to generate sufficient cash flow; VEON’s assessment of the impact of the COVID-19 pandemic on its current and future operations and financial condition; VEON’s assessment of the impact of the conflict surrounding Russia and Ukraine, including related sanctions and counter-sanctions, on its current and future operations and financial condition; future market developments and trends; operational and network development and network investment, including expectations regarding the roll- out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro- forma leverage ratio following the successful completion of certain dispositions and acquisitions; our dividends; VEON’s intent to proceed with and conclude a sales process with respect to its Russian operations; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation.

The forward-looking statements included in this trading update are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of, among other things: further escalation in the conflict surrounding Russia and Ukraine, including further sanctions and counter-sanctions and any related involuntary deconsolidation of our Russian and/or Ukrainian operations; further unanticipated developments related to the COVID-19 pandemic, such as the effect on consumer spending, that has negatively affected VEON’s operations and financial condition in the past; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or regulatory authorities or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investment on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward- looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended 31 December 2021 filed with the U.S. Securities and Exchange Commission (the “SEC”) on 29 April 2022 and other public filings made from time to time by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. There can be no assurance that the sales process mentioned above will result in an acceptable offer or, even if an acceptable offer is obtained and results in an acquisition agreement being reached, that the requisite approvals will be received. As of today, VEON has not committed to anything with regards to its Russian operations, nor can it be certain that any of the options that may be considered will be completed, or the terms of any such option or potential sale would receive required Board, regulatory and any necessary creditor approvals. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. Contact Information Investor Relations Nik Kershaw ir@veon.com